SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C. 20549


                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                             Amendment No. 9

                          CompuDyne Corporation
                          _____________________
                             (Name of Issuer)

                 Common Stock (Par Value $.75 Per Share)
                 _______________________________________
                      (Title of Class of Securities)

                               20479530 6
                             ______________
                             (CUSIP Number)

                              Corcap, Inc.
                          90 State House Square
                    Hartford, Connecticut 06103-3720
                              203-247-7611


                   with a copy to:

                   Kathleen A. Maher, Esq.
                   Tyler Cooper & Alcorn
                   205 Church Street
                   P.O. Box 1936
                   New Haven, CT 06509-1910
                   (203) 784-8234
        _______________________________________________________
       (Name, address and telephone number of person authorized to receive notices and communications)

                             March 25, 1996
                     (Dates of events which require
                        filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].










CUSIP No. 20479530 6
____________________

(1) Name of Reporting Person; I.R.S. Id. Nos.:
    Corcap, Inc.    06-1237135

(2) Check the Appropriate Box if a Member of a Group:
          (a) ____          (b) ____

(3) SEC USE ONLY:

(4) Source of Funds: (OO)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

(6) Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Reporting Person With:

(7) Sole Voting Power: 308,881

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 308,881

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned By Reporting Person: 308,881

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares: [ ]

(13) Percent of Class Represented by Amount in Row (11):
     17.1% Based on Issued and Outstanding

(14) Type of Reporting Person:  CO


ITEM 1.   SECURITY AND ISSUER.

     The class of securities to which this Schedule 13D relates is the common stock, par value $0.75 per share ("Common Stock"), of CompuDyne Corporation ("CompuDyne"), a Pennsylvania corporation. The address of CompuDyne's principal executive offices is 120 Union Street, Willimantic, Connecticut 06206.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) - (c) This Amendment is filed by Corcap, Inc., a Nevada corporation ("Corcap"), whose address and principal place of business is located at 120 Union Street, Willimantic, Connecticut 06206.

     (d) and (e) Neither Corcap nor, to the best knowledge of Corcap, any executive officer, director or controlling person of Corcap has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Corcap is reporting the disposition of 120,000 shares of CompuDyne Common Stock. Corcap is not reporting the purchase of any securities.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the transaction is to settle certain claims. On March 25, 1996, Corcap, Inc. entered into a Settlement Agreement, dated as of March 25, 1996 (the "Settlement Agreement"), with Lydall, Inc. ("Lydall") pursuant to which Corcap transferred 120,000 shares (the "Transferred Shares") of CompuDyne Common Stock to Lydall in settlement of certain claims.

     Pursuant to a Post-Distribution Agreement, dated as of July 1, 1988, which Corcap and Lydall had entered into as part of the spin-off of Corcap's predecessor, Acadia Polymers, from Lydall in 1988, certain obligations and liabilities between Lydall and Corcap were allocated. Lydall and Corcap had been in dispute over certain of their obligations and liabilities under the Post-Distribution Agreement. Lydall claimed that Corcap owed it $881,365 under the Post-Distribution Agreement as a result of settlements Lydall had reached with the Internal Revenue Service for each of the tax years from 1983 through 1989. Separately, Lydall acknowledged owing Corcap $60,279 under the Post-Distribution Agreement as a result of certain retrospective insurance adjustments made through 1995.

     Under the Settlement Agreement, each of Lydall and Corcap released all obligations arising out of such claims by the transfer from Corcap to Lydall of 120,000 shares of CompuDyne Common Stock. In addition, Corcap agreed to indemnify Lydall for all liabilities Lydall may incur in connection with its former ownership of property in Dayville, Connecticut which Corcap sold in August 1995 and which had previously been used in connection with Acadia's operations. The Post-Distribution Agreement had obligated Corcap to indemnify Lydall for certain environmental claims.
In all other respects, the Post-Distribution Agreement continues in effect.

     As part of the Settlement Agreement, Lydall required as a condition to signing, that CompuDyne enter into a registration rights agreement with Lydall obligating CompuDyne to register the Transferred Shares upon demand of Lydall two years following the date of the Agreement or in a "piggyback registration" at any time upon the proposed registration by CompuDyne of its stock. In order to induce CompuDyne to enter into such agreement, Corcap agreed to issue an option (the "Option") to CompuDyne to purchase 16,666 shares of CompuDyne Common Stock at an exercise price of $.01 per share exercisable immediately for a period of five years under a Stock Option Agreement, dated as of March 25, 1996, between Corcap and CompuDyne (the "Option Agreement"). Until recently, Corcap had included the accounts of CompuDyne in Corcap's consolidated financial statements in light of the significant ownership interest Corcap had in CompuDyne stock and interlocking directors and officers. Due to the declining ownership interest Corcap has in CompuDyne Common Stock and a diminished overlapping of directors and officers, the financial statements of Corcap and CompuDyne are no longer consolidated.
Currently, three of the four Corcap directors also serve on the CompuDyne Board of Directors.

     In addition, on February 15, 1996, Corcap sold 18,000 shares of CompuDyne Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, at a sales price of $1.375 per share.

     Prior to Corcap entering into the Settlement Agreement and Option Agreement and selling shares pursuant to Rule 144, Corcap owned 446,881 shares of CompuDyne Common Stock, or 25.5% of the issued and outstanding shares. As a result of the transfer of 120,000 shares of CompuDyne Common Stock to Lydall and the sale of 18,000 shares pursuant to Rule 144, Corcap owns 308,881 shares of CompuDyne Common Stock, or 17.1% of the issued and outstanding shares, and upon exercise of the Option, Corcap will own 292,215 shares of CompuDyne Common Stock, or 16.3% of the issued and outstanding shares.

     On March 25, 1996, the high and low bids per share for CompuDyne Common Stock as quoted on the OTC bulletin Board were $1.375 and $1.375.

     Corcap has no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of CompuDyne, the sale or transfer of a material amount of the assets of CompuDyne, any change in the present management of CompuDyne, any material change in the present capitalization or dividend policy of CompuDyne, any other material change in CompuDyne's business or corporate structure, any changes in CompuDyne's charter or by-laws which may impede the acquisition of control of CompuDyne by any person, causing any class of securities of CompuDyne to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, causing any class of equity securities of CompuDyne becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to those enumerated above. Corcap may sell its remaining holdings over time under applicable rules of the Securities Act of 1933, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Corcap now has beneficial ownership of 308,881 of CompuDyne's Common Stock which is approximately 17.1% of CompuDyne's issued and outstanding stock as of March 25, 1996.

     (b) Corcap has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 308,881 shares of CompuDyne Common Stock reported in this Amendment.

     (c)   See Item 4 above.

     (d) Corcap is aware of no other person having any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 308,881 shares of CompuDyne Common Stock beneficially owned by Corcap.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in prior amendments to this Schedule 13D, Corcap has no contracts, arrangements, understandings or relationships concerning the CompuDyne Common Stock which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between Corcap and CompuDyne.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1(a)     Settlement Agreement, dated as of March 25, 1996,
between Corcap and Lydall.

          1(b)     Stock Option Agreement, dated as of March 25, 1996,
between Corcap and CompuDyne.


                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: April 4, 1996

                                   CORCAP, INC.



                                       /s/ Diane Burns, President
                                   By____________________________
                                       Diane Burns, President